Exhibit 99.1

GoldMining Intersects 400 Metres of Continuous Gold-Copper Mineralization at the Yarumalito Project, Colombia

Vancouver, British Columbia – October 6, 2026 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to report initial assay results from the 2026 diamond core drilling program at its 100% owned Yarumalito Project ("Yarumalito" or the "Project") in the Mid Cauca gold-copper porphyry belt, Antioquia, Colombia. The initial drill results confirm wide intervals of gold-copper porphyry-style mineralization starting from surface, refining the structural and geometric boundaries of the core ‘P-1’ host unit.

Yarumalito Highlights:

Wide Porphyry Mineralization from Surface: Drill hole YAR-45 intercepted continuous mineralization from surface to the end of the hole, returning 399.9 metres (m) at 0.45 grams per tonne (g/t) gold equivalent (AuEq) (0.34 g/t Au, 0.09% Cu, 1.21 g/t Ag) from surface to 399.9 m depth, including:

■	33.2 m at 0.81 g/t AuEq (0.68 g/t Au, 0.11% Cu, 1.64 g/t Ag) from 10.3 m;
■	74.7 m at 0.61 g/t AuEq (0.46 g/t Au, 0.13% Cu, 1.41 g/t Ag) from 136.5 m, including 47.0 m at 0.70 g/t AuEq from 154.0 m; and
■	36.0 m at 0.65 g/t AuEq (0.50 g/t Au, 0.14% Cu, 1.07 g/t Ag) from 330.0 m.

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P-1 Porphyry Model Confirmed: Drilling has validated the 3D geological model, demonstrating that the P-1 porphyry intrusive suite hosts disseminated and vein stockwork mineralization that remains open along strike and at depth.

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Program Execution & Near-Term Catalysts: A total of four diamond drill holes comprising 1,218 m were safely completed on schedule and within budget. Assays for the remaining holes (YAR-46 to YAR-48) are pending. Results from the 2026 drilling program are expected to be integrated into an updated geological model and mineral resource model.

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Established infrastructure: Yarumalito benefits from direct road access, nearby grid power and regional core-logging facilities in Valparaiso. The Project is located approximately 10 km north of Aris Mining’s Marmato Mine and Collective Mining’s Guayabales project.

Alastair Still, Chief Executive Officer of GoldMining, commented: “Initial results from our 2026 drilling program at Yarumalito confirm the scale and continuity of this robust gold-copper porphyry system. Intersecting nearly 400 m of continuous mineralization from surface validates the predictive strength of our updated 3D geological model and confirms that the P-1 intrusive phase represents an expansive mineralized host. Located in the Mid Cauca belt in proximity to existing operations and supported by highway and power infrastructure, Yarumalito offers significant exploration upside. We look forward to receiving the remaining assay results from an additional three holes as we continue systematic derisking across our Americas portfolio.”

Project Overview

The Project is located in the Mid Cauca belt of central Colombia, approximately 65 km south of Medellín and 40 km south of the Company’s La Mina project. Gold-copper mineralization is related to Miocene-aged intermediate stocks and intrusive breccias crosscut by late-stage intermediate sulphidation epithermal veins. The Project sits within a major mineralized trend that hosts several significant deposits, including AngloGold Ashanti’s Quebradona project, Aris Mining’s Marmato Mine and Collective Mining’s Guayabales project.

Buritica (Continental/Zijin)
Olaya
Belmira
Santa Fé de Antioquia
San Pedro de Milagros
Anza (Orosur Mining)
Copacabana
Ebéjico
Anzá
Guarne
San Vicente Ferrer
Medellín
Heliconia
Itagüí
Marinilla
Mid Cauca Au-Cu Belt
Armenia
Betulia
Zancudo (Denarius Metals)
El Carmen de Viboral
Titiribí
El Retiro
Amagá
La Ceja
Salgar
Venecia
La Unión
Montebello
Fredonia
La Mina
Tarso
Hispania
Quebradona (Anglogold Ashanti)
La Pintada
Sonsón
Valparaíso
Aguadas
Yarumalito
Caramanta
Guayabales (Collective Mining)
Marmato Mine (Aris Mining)
GOLDMINING
GoldMining
3rd Party
Cauca River
Highway
0
10
20 km
Other Explorers and Producers
GoldMining Assets
Buritica - Zijin
Medellín
Mid Cauca Belt
Bogota
Cali
Colombia
125 km.

Figure 1         Mid Cauca Au-Cu Belt, Antioquia, and location of the Yarumalito Project.

2026 Exploration and Drilling Summary

Re-logging campaigns executed over 2024 and 2025 classified the intrusive complex into three distinct phases: P-0, P-1 and P-2. The P-1 intrusive suite – a fine- to medium-grained quartz diorite characterized by pervasive potassic alteration and well-developed quartz+pyrite±chalcopyrite stockwork veins – has been identified as the principal host of the porphyry-style gold-copper mineralization. Late-stage epithermal veining overprints the system, introducing local high-grade gold-silver veins.

Drill Hole YAR-45 was drilled at an inclination of -57° toward azimuth 195° to test the vertical and lateral continuity of the P-1 intrusive phase. The hole intersected predominantly P-1 porphyry or P-1 breccia, a complex transitional contact zone with the earlier weakly mineralized P-0 intrusive phase, throughout the drill hole and remained in continuous alteration and mineralization of variable intensity from surface to a final depth of 399.9 m, ending in weak alteration and mineralization. Zones of elevated copper-gold grades (see Table 1) are associated with higher vein density, potassic alteration and disseminated and vein hosted chalcopyrite, pyrite and rare bornite.

Figure 2         Yarumalito Project 2026 drilling program. A & B: drill rig set up at Yarumalito Project. C: YAR-45 drill core from interval 189.0 to 190.5 m depth, grading 1.59 g/t Au, 0.19% Cu & 3.6 g/t Ag. D: YAR-45 drill core from interval 184.9 to 185.6 m depth, grading 1.07 g/t Au, 0.20% Cu & 8.8 g/t Ag.

GOLDMINING
Yarumalito Project
ANTIOQUIA, COLOMBIA
Drill Hole YAR-45 Cross Section
Looking WNW (285°) • 80 m thick (±40 m)
Bogotá 1975 / Colombia West Zone (EPSG:21892)
SSW
NNE
1,108,500 N 1,160,558 E
1,108,600 N 1,160,584 E
1,108,700 N 1,160,611 E
1,108,800 N 1,160,638 E
1,108,900 N 1,160,665 E
1,109,000 N 1,160,692 E
1,109,100 N 1,160,718 E
1,900 m a.s.l.
1,800 m a.s.l.
1,700 m a.s.l.
1,600 m a.s.l.
1,500 m a.s.l.
1,400 m a.s.l.
YAR-45
YAR-06
YAR-47
YAR-46
YAR-12
YAR-40
YAR-15
YAR-19
YAR-39
A
B
C
D
E
EOH 399.9 m
0
50
100
m
YAR-45
A: 399.9 m at 0.45 g/t AuEq from 0 m
0.34 g/t Au • 0.09% Cu • 1.21 g/t Ag
Including:
B: 33.2 m at 0.81 g/t AuEq from 10.3 m
0.68 g/t Au • 0.11% Cu • 1.64 g/t Ag
C: 74.7 m at 0.61 g/t AuEq from 136.5 m
0.46 g/t Au • 0.13% Cu • 1.41 g/t Ag
D: 47.0 m at 0.70 g/t AuEq from 154 m
0.54 g/t Au • 0.14% Cu • 1.72 g/t Ag
E: 36.0 m at 0.65 g/t AuEq from 330 m
0.50 g/t Au • 0.14% Cu • 1.07 g/t Ag
Downhole lengths; true width estimated at ~65–70% of downhole length.
AuEq = Au + 0.9658 × Cu(%) + 0.0141 × Ag (g/t)
US$3,550/oz Au, US$5/lb Cu, US$50/oz Ag
Drill Trace Legend
AuEq & Au g/t (trace / upper side)
< 0.10
0.10 – 0.30
0.30 – 0.50
0.50 – 1.00
1.00 – 2.00
≥ 2.00
Cu % (lower side)
< 0.01
0.01 – 0.05
0.05 – 0.10
0.10 – 0.25
0.25 – 0.50
≥ 0.50
Assays pending
Histogram bars: 20 m per 1 g/t Au; 60 m per 1% Cu
Geological Legend
P-1 porphyry – principal Au-Cu host
P-0 porphyry
Combia Formation (country rock)
Topography
N
NNE
SSW
YAR-45
Plan: P-1 footprint 1,500–1,960 m a.s.l.; shaded band = section slab
200 m

Figure 3         Yarumalito drilling cross section: YAR-45.

Table 1                  2026 diamond core drilling results at Yarumalito Project (as of October 6, 2026).

Drill Hole ID	Interval From (m)	Interval To (m)	Interval Length (m)	Au Grade (g/t)	Ag Grade (g/t)	Cu Grade (%)	AuEq Grade (g/t)
YAR-45	0.0	399.9*	399.9	0.34	1.21	0.09	0.45
including	10.3	43.5	33.2	0.68	1.64	0.11	0.81
and	136.5	211.2	74.7	0.46	1.41	0.13	0.61
including	154.0	201.0	47.0	0.54	1.72	0.14	0.70
and	330.0	366.0	36.0	0.50	1.07	0.14	0.65

*End of Hole.

Notes:

1.

Reported intervals are downhole core lengths. True width is estimated to be approximately 50% of downhole interval length based on current geological interpretation of sub-vertical P-1 intrusive phase contact orientations.

2.

Gold Equivalent (AuEq) is calculated using the formula: AuEq (g/t) = Au (g/t) + [Cu (%) x {Cu Price/Au Price} x 22.0462 x 31.1035] + [Ag (g/t) x {Ag Price/Au Price}]. Assumed metal prices: US$3,550/oz Au, US$5.00/lb Cu and US$50/oz Ag. Metallurgical recoveries are assumed at 100% for the purpose of conceptual equivalence pending definitive metallurgical test work; actual recoveries may be lower.

3.

Cut-off grade applied for the entire drill hole composite interval (from surface to 399.9 m EOH) is 0.10 g/t AuEq with a maximum internal dilution of 5.0 consecutive metres. The additional composite intercepts are reported above a cut-off grade of 0.30 g/t AuEq with a maximum internal dilution of 3.0 consecutive metres.

Table 2                  Yarumalito drill hole collar location coordinates and status (as of October 6, 2026).

Hole ID	Easting (m)[1]	Northing (m) [1]	Elevation (m)	Dip (°)	Azimuth (°)	Total Depth (m)	Status
YAR-45	1,160,646	1,108,831	1,939	-57	195	399.9	Reported
YAR-46	1,160,647	1,108,832	1,939	-65	276	251.2	Assays Pending
YAR-47	1,160,486	1,108,728	1,949	-49	135	263.25	Assays Pending
YAR-48	1,160,241	1,108,751	1,933	-51	215	304.1	Assays Pending

1: Bogotá 1975 / Colombia West Zone (EPSG:21892)

Data Verification

For drill core sampling, samples were taken from the HQ core by sawing the drill core in half, with one-half sent to ALS Labs Colombia for sample preparation and to ALS Peru (collectively "ALS") for assaying and the other half of the core retained at the site for future reference. Samples were taken systematically at 1.5 m intervals. ALS is a commercial laboratory certified to ISO 9001:2015 by IQNet and accredited to ISO/IEC 17025 by the Standards Council of Canada. The sample preparation facilities are located in Medellín, Colombia, while analytical services are provided in Lima, Peru. ALS is independent of GoldMining. GoldMining has implemented a quality assurance and quality control program for the sampling and analysis of drill core samples, including pulp duplicates, mineralized standards and blank samples for every 20 samples; coarse duplicates for every 100 samples and field duplicates for every 50 samples. The gold analyses are completed by the FA Au-AA24 method (fire-assay with an atomic absorption finish on 50 grams of material). Silver and copper assays are completed by the ME-ICP61 method (four-acid digestion with an ICP-AES finish).

Technical Information

The Project contains an initial Inferred mineral resource estimate based on 50 historical drill holes (drilled between 2005 and 2013) containing approximately 18,000 m of core. The resource estimate comprises 66.3 million tonnes at 0.58 g/t Au and 0.09% Cu for 1.23 million ounces Au and 129 million pounds Cu, reported at a cut-off grade of 0.50 g/t AuEq. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined, and it cannot be assumed that all or any part of an Inferred mineral resource will be upgraded to a higher category. See the technical report prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) titled “Technical Report Yarumalito Gold-Copper Property, Departments of Antioquia and Caldas, Republic of Colombia”, with an effective date of April 1, 2020, which can be found on the Company’s website or SEDAR+ at www.sedarplus.ca, for further details regarding key assumptions, parameters and methods.

Technical disclosure regarding Yarumalito has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the scientific and technical information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Qualified Person

Tim Smith, P. Geo., VP Exploration of GoldMining, has supervised the preparation of, verified and approved all scientific and technical information herein this news release. Mr. Smith is also a qualified person as defined in NI 43-101.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia and Peru.

For additional information, please contact:

Martin Dumont
VP, Corporate Development & Investor Relations
Telephone: (855) 630-1001
Email: info@goldmining.com

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company’s strategy and business plans, the timing and receipt of pending assay results for drill holes YAR-46 to YAR-48, the integration of drilling results into an updated geological model and mineral resource model, the continuity of mineralization and the exploration potential of the Project. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates, including assumptions regarding the timely receipt of assay results, the accuracy of the Company’s geological interpretations, metal prices and the availability of financing. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, the risk that pending assay results may not be consistent with results reported herein, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2025 and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.